Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
December 6th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- December 6th 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

Ciments Français
Italcementi Group

CIMENTS FRANÇAIS LAUNCHES PUBLIC TENDER OFFER FOR THE CONTROL OF SUEZ CEMENT COMPANY

Italcementi Group increases its presence on the Egyptian market, strengthing its position in the Mediterranean rim

Paris, 6 December 2004 - Ciments Français, the subholding of Italcementi Group for the international activities, has announced the launch of a public tender offer for 65.9% of the share capital of Suez Cement Company currently held by third-party shareholders, largely Egyptian state bodies and companies.
The transaction will be carried out with international and local investors who will ensure their involvement in the share capital of Suez Cement Company.
Ciments Français, that already holds a 34,1% stake, thus intends to acquire the majority of the share capital in Suez Cement, the leader on the Egyptian market and among the main operators in the Mediterranean.
A successful outcome of the operation will allow to further integrate the structure of Suez Cement into the Group's industrial framework. The business plan linked to the operation envisages significant efficiency gains, especially through action to optimize the logistical and industrial structure of the Egyptian company.
The Group has been active in Egypt since October 2001, when it acquired 25% of Suez Cement. This stake was subsequently increased, reaching the current level of 34.1%.
With this transaction the Group is continuing its strategy of reinforcing the presence in emerging markets, by increasing production capacity in countries with high growth potential.

THE TRANSACTION

The public tender offer for 65.9% of Suez Cement Company, whose shares are listed on the Cairo and Alexandria Stock Exchange, will last for ten days.
The offer envisages the payment of 80.05 EGP per share, with a premium of more than 12% on the average stock market price in November.
The total outlay, should there be a complete take up of the offer, will be approximately 540 million Usd.
Ciments Français has made the offer dependent on adhesion of at least 50% of Suez Cement's share capital, subject to the option of also accepting lower percentages.
Ciments Français, according to its guidelines followed in other international initiatives, will carry out the tender offer in partnership with international investors as well as local investors who, as shareholders, will maintain a link between Suez Cement and its traditional business area.

.../...

The investors will take part in the transaction for a maximum amount of 250 million Usd. Financing for the transaction – as far as Ciments Français is concerned – will come through cash and credit lines that have already been agreed with major financial institutions.
Ciments Français will keep the listing of the Suez Cement shares (SUCE.CA) on the Cairo and Alexandria Stock Exchange.

SUEZ CEMENT COMPANY

Suez Cement is the main Egyptian operator in the cement sector (with market share of approximately 22%, 2003 figures) and one of the most important in the Mediterranean.
Egypt's strategic importance in the Mediterranean is shown by the size of the domestic market, which with approximately 25 million metric tons per year is – in the South East area – behind Turkey alone (approximately 30 million metric tons), which in its turn is only surpassed in the whole of the Mediterranean area by Italy and Spain with over 40 million metric tons each.
The Suez Cement Group operates through three production facilities (Suez, Quattamiah and Tourah), all equipped with modern kilns and with a total capacity of around 8 million metric tons, destined both for the domestic market and for export.
In 2003 Suez recorded consolidated net sales of 1.16 billion EGP (approximately 186 million Usd) and an operating result of 289 million EGP (approximately 46 million Usd).
The results for the full year 2004 are expected to significantly improve compared to 2003.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

Investor Relations :
Tel : +33(0)1 42 91 76 76

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED

2004 DEC 15 P 3:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
December 6th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- December 6th 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

F.M

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

CIMENTS FRANÇAIS LAUNCHES PUBLIC TENDER OFFER FOR THE CONTROL OF SUEZ CEMENT COMPANY

Italcementi Group increases its presence on the Egyptian market, strengthing its position in the Mediterranean rim

Paris, 6 December 2004 - Ciments Français, the subholding of Italcementi Group for the international activities, has announced the launch of a public tender offer for 65.9% of the share capital of Suez Cement Company currently held by third-party shareholders, largely Egyptian state bodies and companies.
The transaction will be carried out with international and local investors who will ensure their involvement in the share capital of Suez Cement Company.
Ciments Français, that already holds a 34,1% stake, thus intends to acquire the majority of the share capital in Suez Cement, the leader on the Egyptian market and among the main operators in the Mediterranean.
A successful outcome of the operation will allow to further integrate the structure of Suez Cement into the Group's industrial framework. The business plan linked to the operation envisages significant efficiency gains, especially through action to optimize the logistical and industrial structure of the Egyptian company.
The Group has been active in Egypt since October 2001, when it acquired 25% of Suez Cement. This stake was subsequently increased, reaching the current level of 34.1%.
With this transaction the Group is continuing its strategy of reinforcing the presence in emerging markets, by increasing production capacity in countries with high growth potential.

THE TRANSACTION

The public tender offer for 65.9% of Suez Cement Company, whose shares are listed on the Cairo and Alexandria Stock Exchange, will last for ten days.
The offer envisages the payment of 80.05 EGP per share, with a premium of more than 12% on the average stock market price in November.
The total outlay, should there be a complete take up of the offer, will be approximately 540 million Usd.
Ciments Français has made the offer dependent on adhesion of at least 50% of Suez Cement's share capital, subject to the option of also accepting lower percentages.
Ciments Français, according to its guidelines followed in other international initiatives, will carry out the tender offer in partnership with international investors as well as local investors who, as shareholders, will maintain a link between Suez Cement and its traditional business area.

.../...

The investors will take part in the transaction for a maximum amount of 250 million Usd. Financing for the transaction – as far as Ciments Français is concerned – will come through cash and credit lines that have already been agreed with major financial institutions.
Ciments Français will keep the listing of the Suez Cement shares (SUCE.CA) on the Cairo and Alexandria Stock Exchange.

SUEZ CEMENT COMPANY

Suez Cement is the main Egyptian operator in the cement sector (with market share of approximately 22%, 2003 figures) and one of the most important in the Mediterranean.
Egypt's strategic importance in the Mediterranean is shown by the size of the domestic market, which with approximately 25 million metric tons per year is – in the South East area – behind Turkey alone (approximately 30 million metric tons), which in its turn is only surpassed in the whole of the Mediterranean area by Italy and Spain with over 40 million metric tons each.
The Suez Cement Group operates through three production facilities (Suez, Quattamiah and Tourah), all equipped with modern kilns and with a total capacity of around 8 million metric tons, destined both for the domestic market and for export.
In 2003 Suez recorded consolidated net sales of 1.16 billion EGP (approximately 186 million Usd) and an operating result of 289 million EGP (approximately 46 million Usd).
The results for the full year 2004 are expected to significantly improve compared to 2003.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

Investor Relations :
Tel : +33(0)1 42 91 76 76